As filed with the Securities and Exchange Commission on September 14, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Nautilus, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 4 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 5 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,405,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,405,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 6 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 632,944.239
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 632,944.239
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,944.239
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 7 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 949,416.358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 949,416.358
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,416.358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 8 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nottingham Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,823,094.400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,823,094.400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,094.400
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 9 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,405,455
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,405,455
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,405,455
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 10 of 15 Pages

Explanatory Note:  This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 25, 2007 (the “Initial 13D”) as amended and supplemented by Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007, Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007 and Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007 and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”);

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”); and

(viii)	Edward J. Bramson (“Bramson”), a citizen of the United Kingdom and the managing member of Sherborne Investors GP and Sherborne Management GP.

The Covered Persons, for whom information is required to be provided pursuant to Instruction C to Schedule 13D, are Bramson, Mr. Craig L. McKibben and Mr. Gerard L. Eastman (collectively, the “Covered Persons”).  Messrs. McKibben and Eastman are managing directors of Sherborne Investors GP and Sherborne Management GP.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 7,405,455 Shares owned by the Funds is $74,680,933.52, including brokerage commissions.   The Shares owned by the Funds were acquired with such

CUSIP No. 63910B102	Page 11 of 15 Pages

Funds’ available funds.

Item 4.                 Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

On August 22, 2007, Edward Bramson and Gerard Eastman, principals of the Reporting Persons, met with Robert Falcone, interim chairman and chief executive, and Ronald Badie, the lead director, and other members of the management of the Issuer. The parties discussed a number of issues, including the status of the Issuer’s current operations and operational turnaround plans.  In addition, the parties discussed the current search for a permanent chief executive officer, and also the possibility of adding representatives of the Reporting Persons to the Issuer's board of directors.  Although no understandings or agreements were reached at this meeting, the Reporting Persons expected to have further discussions with representatives of the Issuer regarding these matters.

On September 13, 2007, Messrs. Bramson and Eastman met with Mr. Badie and the nominating committee of the Issuer’s board.  At the meeting the parties discussed the operating turnaround experience of Messrs. Bramson and Eastman in other companies in which the Reporting Persons or their affiliates have invested and areas of focus for a potential turnaround plan for the Issuer.  Messrs. Bramson and Eastman expressed their willingness to join the board and to actively assist the Issuer in an operating capacity.  The parties also discussed a possible separation of the roles of chairman and chief executive with a representative of the Reporting Persons to be appointed as chairman.  While no understandings or agreements were reached at this meeting, the representatives of the Issuer agreed to review with the full board the actions discussed by the parties.

The Reporting Persons and the Covered Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the Covered Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons and the Covered Persons may or may not increase their position in the Issuer through, among other things, the purchase of additional Shares or derivative securities, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons and the Covered Persons may deem advisable.

The Reporting Persons and the Covered Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons and the Covered Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and the Covered Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.  The Reporting Persons and the Covered Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

CUSIP No. 63910B102	Page 12 of 15 Pages

In addition, depending upon the factors mentioned above and other factors the Reporting Persons and the Covered Persons may deem relevant, the Reporting Persons and the Covered Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or the board of the Issuer concerning opportunities that the Reporting Persons and the Covered Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, continuing to seek representation on the Issuer’s board or requesting a special meeting of the Issuer pursuant to which the Reporting Persons and the Covered Persons could seek representation on the Issuer’s board of directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

Items 5 (a) and (b) have been amended and restated in their entirety as follows:

The following describes the direct and indirect interests of the Reporting Persons in the Shares:

•	Strategic Fund A is the direct beneficial owner of and has the sole power to vote and dispose of 632,944.239 Shares; (1)
•	Strategic Fund B is the direct beneficial owner of and has the sole power to vote and dispose of 949,416.358 Shares; (1)
•	Nottingham is the direct beneficial owner of and has the sole power to vote and dispose of 5,823,094.400 Shares; (1)
•	The Managing Member, as the managing member of the Funds, is the indirect beneficial owner of and has shared indirect power to vote or dispose of 7,405,455 Shares;
•	Sherborne Investors GP, as the general partner of the Managing Member, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,405,455 Shares;
•	Sherborne Management, as the investment manager to the Funds, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,405,455 Shares;
•	Sherborne Management GP, as the general partner of Sherborne Management, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,405,455 Shares; and
•
Edward Bramson, as the managing member of each of Sherborne Investors GP and Sherborne Management GP, is the indirect beneficial owner of and has the sole indirect power to vote or dispose of 7,405,455 Shares.

_____________________

(1) The Shares beneficially owned by the Funds add up to slightly less than 7,405,455 due to rounding.

CUSIP No. 63910B102	Page 13 of 15 Pages

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.  The percentage amount set forth in Row
13 for all cover pages filed herewith is calculated based upon the 31,545,136 Shares issued and outstanding as reported by the Issuer in its Form 10-Q for the Quarterly Period ended June 30, 2007.

The Covered Persons do not beneficially own any Shares.

Item 5 (c) has been amended as follows:

(c)           Since the filing of Amendment No. 3 to the Initial 13D on September 4, 2007, the Reporting Persons purchased Shares in the open market as follows:

Sherborne Strategic Fund A, LLC

Trade Date	# of Shares	Average Price/Share
09/11/2007	8,547	$8.89
09/12/2007	17,094	$8.66
09/13/2007	8,547	$8.57

Sherborne Strategic Fund B, LLC

Trade Date	# of Shares	Average Price/Share
09/11/2007	12,821	$8.89
09/12/2007	25,641	$8.66
09/13/2007	12,821	$8.57

Nottingham Investors LLC

Trade Date	# of Shares	Average Price/Share
09/11/2007	78,633	$8.89
09/12/2007	157,265	$8.66
09/13/2007	78,633	$8.57

The Covered Persons have not purchased any Shares since the filing of the Initial 13D through the date of this report.

CUSIP No. 63910B102	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2007

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

CUSIP No. 63910B102	Page 15 of 15 Pages

SHERBORNE STRATEGIC FUND A, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson